UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 700,000,000 1.625% Climate Resilience Global Notes due 27 September 2024 by the
Bank
pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 25 September 2019

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 700,000,000 1.625% Climate Resilience Global Notes due 27 September 2024 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 25 September 2019 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 25 September 2019 (the "Syndication Agreement") with the joint lead managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.466%	0.125%	99.341%
Total	USD 696,262,000	USD 875,000	USD 695,387,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Syndication Agreement dated 25 September 2019.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 25 September 2019.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$700,000,000 1.625 per cent. Climate Resilience Global Notes due 27 September 2024 (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

25 September 2019

To: BNP Paribas
Goldman Sachs International
Skandinaviska Enskilda Banken AB (publ)
(the "**Joint Lead Managers**")

c/o Skandinaviska Enskilda Banken (AB) publ
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

cc: Citibank, N.A., (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$ 700,000,000 1.625 per cent. Climate Resilience Global Notes due 27 September 2024 (the "**Notes**") pursuant to its Euro 45,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Joint Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers have requested

and have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm that they have waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

BNP Paribas
10 Harewood Avenue
London NW1 6AA
United Kingdom

Tel: +44 20 7595 8222
Attn: Syndicate

Goldman Sachs International
Plumtree Court
25 Shoe Lane
London EC4A 4AU
United Kingdom

Tel: +44(0)20 7774 1000
Attn: Syndicate Desk

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

Attention: Debt Capital Markets Legal
Tel: +46 8 763 83 62
Email: dcmlegal@seb.se

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 5) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Joint

Lead Managers confirm that the Notes are expected to be offered and sold in the United States.

3   Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes, at a purchase price of 99.341 per cent. of the principal amount of the Notes (the "**Purchase Price**"), being the issue price of 99.466 per cent., less a combined management and underwriting commission of 0.125 per cent. of such principal amount.

3.1   The Joint Lead Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint Lead Managers.

4   Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

4.1   Each of the Joint Lead Managers (each a "**Manufacturer**" and together the "**Manufacturers**") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

4.2   Each of the Joint Lead Managers note the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

5   The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i)   the sum payable on the Issue Date shall be U.S.$695,387,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS33, account number 36125585, in favour of European Bank for Reconstruction and Development, London, SWIFT: EBRDGB2L;

(ii)   "**Issue Date**" means 14:30 hours (London time) on 27 September 2019, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii)   "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

6   The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes,

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this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

7   The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

7.1   the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

7.2   the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Joint Lead Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Joint Lead Managers in England, and a disclosure letter from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 7.1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated; and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

8

8.1   The Joint Lead Managers may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

8.2   Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

9   Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

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Recognition of the U.S. Special Resolution Regimes

9.1 In the event that a Joint Lead Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Covered Entity of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

9.2 In the event that a Joint Lead Manager that is a Covered Entity, or a Covered Affiliate of a Joint Lead Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

10 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

11 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

BNP PARIBAS
By:

GOLDMAN SACHS INTERNATIONAL
By:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
By:

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

We agree to the foregoing.

BNP PARIBAS
By:

MAYA MEHTA
AUTHORISED SIGNATORY

BENEDICT FOSTER
AUTHORISED SIGNATORY

GOLDMAN SACHS INTERNATIONAL
By:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
By:

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

BNP PARIBAS
By:

GOLDMAN SACHS INTERNATIONAL
By: Alvaro Camara. Managing Director.

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
By:

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
By:

We agree to the foregoing.

BNP PARIBAS
By:

GOLDMAN SACHS INTERNATIONAL
By:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
By:



Helena Hellners

Mikael Bellander

Annex A

MiFID II product governance / Retail Investors, professional investors and ECPs target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

25 September 2019

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$700,000,000 1.625 per cent. Climate Resilience Global Notes due 27 September 2024
(the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$700,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	27 September 2019
5	Issue Price:	99.466 per cent.
6	Maturity Date:	27 September 2024

7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	U.S.$1,000
11	Exchange of Bearer Notes:	Not Applicable

12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(c)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(d)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	27 September 2019
16	Fixed Rate Notes:	Applicable

	(e)	Fixed Rate(s) of Interest:	1.625 per cent. per annum payable semi-annually in arrear. For the avoidance of doubt, U.S.$8.13 shall be payable per Specified Denomination on each Fixed Interest Date
	(f)	Fixed Interest Date(s):	27 March and 27 September in each year, from and including 27 March 2020 up to and including the Maturity Date.
	(g)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(h)	Final Broken Amount per Specified Denomination:	Not Applicable
	(i)	Fixed Day Count Fraction:	30/360
	(j)	Business Day Convention:	Following Business Day
	(k)	Business Day definition if different from that in	Condition 4(a)(iii) applies, and for the avoidance of doubt, New York City is the

	Condition 4(a)(iii):	principal financial centre. London shall be the additional business centre
(l)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(m)	Redemption at Issuer's option:	No
	(n)	Redemption at Noteholder's option:	No
23	(o)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(p)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** BNP Paribas 10 Harewood Avenue London NW1 6AA

United Kingdom
Goldman Sachs International
Peterborough Court
Plumtree Court
25 Shoe Lane
London EC4A 4AU

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

28	Date of Syndication Agreement:	25 September 2019
29	Stabilising Manager:	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	205728228
	ISIN Code:	US29874QAY08
	CUSIP Number:	29874QAY0
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of	Not Applicable

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10

redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

36	Additional Information:	Not Applicable
37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 27 September 2019 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

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For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
          Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 27 September 2019 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited (**"S&P"**), an Aaa credit rating from Moody's Investors Service Limited (**"Moody's"**) and an AAA credit rating from Fitch France S.A. (**"Fitch"**). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be U.S.$695,387,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations to support a specific portfolio of climate resilient investments (the Climate Resilience Project Portfolio or CRPP), which currently comprises investments that would typically fall under one of the following three categories: climate resilient infrastructure (water, energy, transport, urban communications); climate-resilient business and

commercial operations; and climate resilient agriculture and ecological systems (*see Use of Proceeds in paragraph 10 below*).

(ii) Estimated net proceeds: U.S.$695,387,000

(iii) Estimated total expenses: U.S.$15,000

6 YIELD

Indication of yield: 1.737 per cent. (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 USE OF PROCEEDS

The proceeds of the Notes issuance will be used to support the Issuer's Climate Resilience Project Portfolio:

"**Climate Resilience Project Portfolio**" shall mean, as determined by the Issuer, the sum of all loans and investments that are funded, in whole or in part, by the Issuer and in respect of which the amount disbursed or invested is directed at, as determined by the Issuer, climate resilient investments through financing or refinancing projects that are intended to maintain or enhance the resilience of the asset to climate change over its expected life and/or to contribute to the climate resilience of the system.

Examples of projects in the Climate Resilience Project Portfolio include, without limitation, financings of:

- Investments in climate-resilient infrastructure, which may include:
  - o Water infrastructure, such as climate-resilient water supplies, wastewater treatment, water conveyance systems and irrigation systems, etc.
  - o Energy infrastructure, such as climate-resilient electricity generation, transmission and distribution systems, etc.
  - o Transport infrastructure, such as climate-resilient land transport systems,

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ports, airports and intermodal transport, etc.

- o Urban infrastructure, such as climate-resilient buildings (e.g. insulation, lighting, heating/cooling systems), and the built environment, etc.
- o Communications infrastructure, such as climate-resilient telecommunications systems, broadband, data servers, etc.
- Investments in climate-resilient business and commercial operations, which may include:
  - o Improving water use efficiency in industry, manufacturing etc.
  - o Reducing the vulnerability of businesses and their value chains to extreme weather events such as floods, storms, droughts, heatwaves, etc.
- Investments in climate-resilient agricultural & ecological systems, which may include:
  - o Sustainable and stress-resilient agriculture, including investments in water-efficient irrigation, etc.
  - o Sustainable forest management, reforestation, watershed management, and the prevention of deforestation and soil erosion, etc.

The above examples are illustrative only and no assurance can be provided that investments in projects with these specific characteristics will be made.

MIFID II product governance / Retail Investors, professional Investors and ECPs target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

25 September 2019

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$700,000,000 1.625 per cent. Climate Resilience Global Notes due 27 September 2024 (the "Notes")
Issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$700,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	27 September 2019
5	Issue Price:	99.466 per cent.
6	Maturity Date:	27 September 2024
7	Fungible with existing Notes:	No

A40000317

1

FORM OF THE NOTES

8 Form of Note: Registered

9 New Global Note: No

10 Specified Denomination(s): U.S.$1,000

11 Exchange of Bearer Notes: Not Applicable

12 (a) Talons for future Coupons to be attached to definitive Bearer Notes: Not Applicable

(b) Date(s) on which the Talons mature: Not Applicable

13 (a) Depositary for and registered holder of Registered Global Note: Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.

(b) Exchange of Registered Global Note: Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14 Partly Paid Notes: No

PROVISIONS RELATING TO INTEREST

15 Interest Commencement Date: 27 September 2019

16 Fixed Rate Notes: Applicable

(a) Fixed Rate(s) of Interest: 1.625 per cent. per annum payable semi-annually in arrear.

For the avoidance of doubt, U.S.$8.13 shall be payable per Specified Denomination on each Fixed Interest Date

(b) Fixed Interest Date(s): 27 March and 27 September in each year, from and including 27 March 2020 up to and including the Maturity Date.

(c) Initial Broken Amount per Specified Denomination: Not Applicable

(d) Final Broken Amount per Specified Denomination: Not Applicable

(e) Fixed Day Count Fraction: 30/360

(f) Business Day Convention: Following Business Day

(g) Business Day definition if different from that in Condition 4(a)(iii): Condition 4(a)(iii) applies, and for the avoidance of doubt, New York City is the principal financial centre. London shall be the additional business centre

	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Goldman Sachs International

Peterborough Court
Plumtree Court
25 Shoe Lane
London EC4A 4AU

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

28	Date of Syndication Agreement:	25 September 2019
29	Stabilising Manager:	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	205728228
	ISIN Code:	US29874QAY08
	CUSIP Number:	29874QAY0
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes	Not Applicable

denominated in euro.

36	Additional Information:	Not Applicable
37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 27 September 2019 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 27 September 2019 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be U.S.$695,387,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations to support a specific portfolio of climate resilient investments (the Climate Resilience Project Portfolio or CRPP), which currently comprises investments that would typically fall under one of the following three categories: climate resilient infrastructure (water, energy, transport, urban communications); climate-resilient business and

commercial operations; and climate resilient agriculture and ecological systems (see Use of Proceeds in paragraph 10 below).

(ii)   Estimated net proceeds: U.S.$695,387,000

(iii) Estimated total   U.S.$15,000
       expenses:

6   **YIELD**

Indication of yield: 1.737 per cent. (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10   **USE OF PROCEEDS**

The proceeds of the Notes issuance will be used to support the Issuer's Climate Resilience Project Portfolio:

"Climate Resilience Project Portfolio" shall mean, as determined by the Issuer, the sum of all loans and investments that are funded, in whole or in part, by the Issuer and in respect of which the amount disbursed or invested is directed at, as determined by the Issuer, climate resilient investments through financing or refinancing projects that are intended to maintain or enhance the resilience of the asset to climate change over its expected life and/or to contribute to the climate resilience of the system.

Examples of projects in the Climate Resilience Project Portfolio include, without limitation, financings of:

- Investments in climate-resilient infrastructure, which may include:
  o   Water infrastructure, such as climate-resilient water supplies, wastewater treatment, water conveyance systems and irrigation systems, etc.
  o   Energy infrastructure, such as climate-resilient electricity generation, transmission and distribution systems, etc.
  o   Transport infrastructure, such as climate-resilient land transport systems,

ports, airports and intermodal transport, etc.

- o Urban infrastructure, such as climate-resilient buildings (e.g. insulation, lighting, heating/cooling systems), and the built environment, etc.
- o Communications infrastructure, such as climate-resilient telecommunications systems, broadband, data servers, etc.

- Investments in climate-resilient business and commercial operations, which may include:
  - o Improving water use efficiency in industry, manufacturing etc.
  - o Reducing the vulnerability of businesses and their value chains to extreme weather events such as floods, storms, droughts, heatwaves, etc.

- Investments in climate-resilient agricultural & ecological systems, which may include:
  - o Sustainable and stress-resilient agriculture, including investments in water-efficient irrigation, etc.
  - o Sustainable forest management, reforestation, watershed management, and the prevention of deforestation and soil erosion, etc.

The above examples are illustrative only and no assurance can be provided that investments in projects with these specific characteristics will be made.